AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 6, 2008
INVESTMENT COMPANY ACT FILE NO. 811-07359

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
(Under Section 13(e)(1) of the Securities Exchange Act of 1934)
(Amendment No. 2)
HYPERION BROOKFIELD INCOME FUND, INC.
(Name of Issuer and Person Filing Statement)
Shares of Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
CLIFFORD E. LAI, PRESIDENT
HYPERION BROOKFIELD INCOME FUND, INC.
THREE WORLD FINANCIAL CENTER
200 VESEY STREET, 10th FLOOR
NEW YORK, NY 10281-1010
1-800-HYPERION
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Person Filing Statement)
With copies to:
MICHAEL R. ROSELLA
PAUL, HASTINGS, JANOFSKY & WALKER LLP
PARK AVENUE TOWER
75 EAST 55TH STREET
NEW YORK, NY 10022
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO of Hyperion Brookfield Income Fund, Inc. (the “Fund”) relating to an offer to purchase (the “Offer”) up to 26,981,132 of the Fund’s shares of common stock, par value $0.001 per share (the “Shares”), as originally filed with the Securities and Exchange Commission on August 29, 2008, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.
The Offer terminated at 4:00 P.M., Eastern time, on September 30, 2008 (the “Expiration Date”). Pursuant to the Offer, a total of 26,058,351.77 Shares were tendered for either cash or in-kind redemption. Of this amount, 13,043,779.94 Shares were accepted by the Fund for repurchase at a net asset value of $2.30 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $30,000,694. The remaining 13,014,571.82 Shares were accepted by the Fund for an in-kind redemption.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hyperion Brookfield Income Fund, Inc.
By:	/s/ Clifford E. Lai
Clifford E. Lai
President

October 6, 2008